BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
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13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

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RECEIVED
2005 AUG 15 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010415

August 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Consolidated Business Result for the First Quarter ended June 30, 2005 (Consolidated)

Thank you for your attention.

Yours truly,

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Summary of Consolidated Business Result

for the First Quarter ended June 30, 2005 (Consolidated)

Date: August 9, 2005

Company name: BELLUNA CO., LTD.
URL: http://www.belluna.co.jp
Stock Code: 9997
Exchange: Tokyo Stock Exchange, 1st Section
Head office location: Saitama
President and Representative Director: Kiyoshi Yasuno
Contact: Takeo Shimano, General Manager, Administration Division
Telephone: 048-771-7753

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: Yes
*on corporation and other taxes
*on some of others in which the impact by simplified accounting method is small.
(2) Difference in accounting methods compared with most recent fiscal year: Yes
*adopted an standard on impairment accounting of fixed assets
*changed brackets of business segments
(3) Changes in consolidation and scope of application for equity method: None

2. Business Results for the First Quarter of the Fiscal Year ending March 31, 2006 (From April 1, 2005 to June 30, 2005)

(1)Results of Operations (Consolidated) (Note: Rounded down to million yen)

FY	Net Sales		Operating Income		Recurring Income	
	Millions of yen	%(YOY)	Millions of yen	%(YOY)	Millions of yen	%(YOY)
First Quarter ended June 30, 2005	30,526	1.9	2,237	0.6	2,561	11.2
First Quarter ended June 30, 2004	29,955	2.9	2,224	-	2,303	-
Fiscal Year ended March 31, 2005	115,098		10,881		11,589	

FY	Net Income		Net Income per Share	Diluted Net Income per Share
	Millions of yen	%(YOY)	Yen	Yen
As of June 30, 2005	1,510	13.7	59.64	56.43
As of June 30, 2004	1,328	-	57.56	54.23
As of March 31, 2005	6,777		293.63	277.28

(Note) 1. Share Split: 1:1.1 on May 20, 2004, and 1:1.1 on May 20, 2005
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2)Financial Position (Consolidated)

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First Quarter ended June 30, 2005	101,303	49,690	49.1	1,968.31
First Quarter ended June 30, 2004	92,389	43,810	47.4	1,835.27
Fiscal Year ended March 31, 2005	97,015	48,920	50.4	2,119.40

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
As of June 30, 2005	551	- 1,209	2,351	10,272
As of June 30, 2004	- 1,578	- 1,507	- 709	9,019
As of March 31, 2005	- 1,948	- 3,114	778	8,536

[Reference]

Forecast of Consolidated Financial Performance in FY ending on March 31, 2006 (From April 1, 2005 to March 31, 2006)

FY	Net Sales	Recurring Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Sept. 2005 Interim	55,100	4,800	2,830
FY ending Mar. 2006	123,300	12,000	6,950

(Note) Forecast net income per share for the year: 274.47 yen.

(3)Sales by Business Segment

FY	Catalogue Business	Single-item Mail Order Sales	Advanced Finance Sales	BOT(Belluna Operation Trust) Sales
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	20,715	6,849	1,435	369

FY	Karemu (Exhibition sales)Business Sales	Other Business
	Millions of yen	Millions of yen
As of June 30, 2005	620	535

(Note) New brackets of business segments;

1. Catalogue Business: Mail order shopping services through catalogues, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company. (including former 'HANPU' business)
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalogue Business, and B to B mortgage loan.
4. BOT Business: Operation Trust Business including an enclosure charge business, former Belluna Direct Business.
5. Karemu Business: Exhibition Sales Business.
6. Other Business: including Real Estate Business and Wholesales Business

- End -